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                            May 17, 2023

       Dr. Orhan Ertughrul
       Chief Operating Officer
       Phygital Immersive Ltd
       298-42, Cheongbukjungang-ro
       Pyungtaek-si, Gyeonggi-do
       Republic of Korea

                                                        Re: Phygital Immersive
Ltd
                                                            Registration
Statement on Form F-4
                                                            Filed on May 4,
2023
                                                            File No. 333-271649

       Dear Dr. Orhan Ertughrul:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 19, 2023 letter.

       Form F-4 filed May 4, 2023

       Questions and Answers about the Proposals
       What interests do JGGC's current officers and directors have in the Business Combination?, page
       25

   1. Refer to your revised disclosures on bullet three. We note you deleted the total approximate amount of
reimbursements and out-of-pocket expenses for JGGC and its
                                                        directors. Please
revise your filing throughout to include this disclosure.
       How do the JGGC Public Warrants differ from the JGGC Private Placement Warrants..., page 30

   2. We note your response to prior comment 1. For clarity, please cross-reference your
 Dr. Orhan Ertughrul
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Phygital Immersive Ltd Orhan Ertughrul
Comapany
May        NamePhygital Immersive Ltd
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         disclosure on page 30 when you generally state    except as described
herein with respect to
         the New PubCo Private Warrants    in the first paragraph of page 331.
Summary of the Proxy Statement/Prospectus
The Parties to the Business Combination, page 36

3. Please quantify and disclose the amount of IPO proceeds raised by JGGC and the total amount of share redemptions by JGGC stockholders that have occurred as of the most recent date practicable.
Risk Factors
The Transactions may be reviewed..., page 105

4. We note your response to prior comment 37. Please revise to address in your disclosure the first two sentences of that comment.
New Pubco's warrant agreement..., page 116

5. We note your revisions in response to prior comment 4. Please address the part of that comment requesting that the exhibit be consistent with the scope of the forum provision as set forth in your disclosure. We note that it appears Exhibit 4.9 will be filed by amendment.
Certain Unaudited Projected Financial Information
Fairness Opinion of Houlihan Capital, page 151

6. Please revise your disclosure on page 55 to quantify the compensation paid and to be paid to the financial advisor.
7. Refer to the second paragraph on page 153. Please expand to explain the "assessment of company-specific factors and available data" that caused the financial advisor "to rely solely upon the Guideline Public Company Method under the Market Approach in estimating the value range." Ensure your disclosure also explains the reasons for excluding any other method of valuation.
8. Please substantially revise the disclosure you added in response to prior comment 17 to include additional disclosure about the data underlying the financial
advisor   s analyses so
         that investors have sufficient information to evaluate the bases for the fairness determination. For example, disclose additional data such as the high, low and, if calculated, median and mean values and growth and discount rates for each of the comparable companies, and identify the companies. Also clarify the criteria the advisor used to select comparable companies and whether, and if so, why the advisor excluded any companies or transactions meeting the selection criteria from the analyses.
9. Refer to the first paragraph on page 154. Please identify the "certain factors" that suggest that GLAAM would trade at a premium to the guideline public companies, and "other factors" that indicate it would trade at a discount. Explain why the financial advisor
 Dr. Orhan Ertughrul
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Phygital Immersive Ltd Orhan Ertughrul
Comapany
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         placed "significant weight" on projected growth and margins rather than on other factors.
The Business Combination Agreement
Ownership of, and Voting Rights in, New PubCo Following the Business Combination, page 163

10. Refer to the second table. Please tell us how this table illustrates the varying levels of equity interest and voting power in New PubCo Ordinary Shares as a result of the exercise of New PubCo Warrants, or revise.
Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro Forma Presentation, page 203

11. The table on page 203 sets forth the share ownership on a pro forma basis under the No
         Redemption and Maximum Redemption scenarios, please clarify if the share amounts presented in the table have been adjusted for any share redemptions that occurred subsequent to the balance sheet date.
Maximum Redemption Scenario, page 208

12. Your pro forma cash and cash equivalents balance, under the maximum redemption scenario, is negative $27.3 million. With reference to applicable IFRS guidance, please tell us why you believe it is appropriate to present a pro forma negative cash balance, rather than a liability. Please also tell us and disclose whether or not the merger will proceed in your maximum redemption scenario given a negative cash (i.e., liability)
         result.
13. It appears your maximum redemption scenario would result in JGGC having net tangible book value below $5,000,001. Based on other disclosures in your filing, you state such a scenario will not allow the merger to proceed. As such, it appears you should modify your maximum redemption scenario to portray the maximum amount of redemptions which can be sustained, while still allowing the merger to proceed. Your disclosures should also clearly state the consequences of a full 100% redemption scenario, including whether or not the merger will be terminated.
Note 2 - Pro Forma Adjustments and Transaction Accounting Adjustments, page 212

14. Please explain to us your adjustment 2(c)i regarding the waiver of deferred underwriting fees. Your adjustment description indicates you have debited cash and also debited a deferred underwriting fee liability. Please explain why you are not adjusting pro forma equity for the underwriting fee waiver.
Business of GLAAM
Supply Agreements, page 266

15. We note your response to prior comment 22 and your disclosure in paragraph seven of page 266 that the supply agreements may be terminated by either party if either party
 Dr. Orhan Ertughrul
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Phygital Immersive Ltd Orhan Ertughrul
Comapany
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            enters into a merger agreement.    Please revise to clarify if this
termination provision
         includes your business combination and, if so, if any material supply agreements have been terminated or if you have received any notice of termination. Market Size and Market Strategy, page 269

16. We note your response to prior comment 24. Please revise to clearly specify here that you expect the DOOH media to grow at 12 per annum until 2025, as set forth in your response.
GLAAM's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 276

17.      Please disclose your response to prior comment 26.
Material Cash Requirements, page 288

18. We note your disclosure that you do not expect significant capital expenditures to be required in the short to medium term because you already have manufacturing capacity representing approximately $440 million in annual sales as of December 31, 2021. Please revise to update as of the end of the latest financial year and any subsequent interim period. Further, please revise to clarify how this disclosure is consistent with your disclosure on page 75 that the COVID-19 pandemic had, and could continue to, an adverse impact on the construction of manufacturing facilities for your technology platform. It is unclear if this technology platform being constructed refers to your two manufacturing facilities, for which construction was completed in 2007 and 2018, as disclosed on page 256.
19. Please revise to discuss the March 2023 convertible bond and your plans to repay it,
         including sources of funds. If applicable, revise the    Sources and
Uses of Funds for the
         Business Combination    table on page 56 to reflect that repayment.
Non-IFRS Measures
Adjusted EBITDA, page 290

20. In your response to our prior comment number 29, you write in part "bad debt expenses, development cost aside and inventory disposal are not normal, recurring or cash operating expenses necessary to operate the business." To help us better understand your disclosure, please tell us in greater detail how you concluded that these adjustments were for items separable from your normal operations rather than normal, recurring operating expenses and how you quantified the amounts deemed to be incremental to charges incurred prior to
         COVID-19. Please also describe what "development cost asides" are and how they are accounted for, as we did not find other references to these outside of your Adjusted
         EBITDA non-GAAP measure. In addition, describe the nature of the expenses incurred for support of a football team, as these appear to be an advertising or marketing campaign.
 Dr. Orhan Ertughrul
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Phygital Immersive Ltd Orhan Ertughrul
Comapany
May        NamePhygital Immersive Ltd
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Exhibits

21. We note the exhibits you filed in response to prior comment 22 and the indication in your exhibit index that information was redacted from those documents. It appears, however, that no redactions were actually made. Please revise or advise.
General

22.      We understand that Barclays and Citigroup waived the deferred underwriting
         commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed
         to, and clarify the SPAC   s current relationship with these firms.
23. Please describe what relationship existed between Barclays and Citigroup and the
         SPAC after the close of the IPO, including any financial or merger-related advisory services conducted by them. For example, clarify whether they had any role in the identification or evaluation of business combination targets.
24. Please disclose whether Barclays or Citigroup provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why either firm was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, add risk factor disclosure to explicitly clarify that each firm has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.
25. Please tell us whether you are aware of any disagreements with Barclays or Citigroup regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that each firm was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet each firm is waiving such fees and, as applicable, disclaiming responsibility for the registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.
26. Please provide us with any correspondence between Barclays and Citigroup and the SPAC relating to either firm's fee waiver and indication to the SPAC that they no longer wish to be involved.
27. Please revise your disclosure to highlight for investors that Barclays' and Citigroup's withdrawal indicates that they do not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that either firm has been previously involved with the transaction.
28. Please provide us with a letter from Barclays and from Citigroup stating whether each firm agrees with the statements made in your prospectus related to their desire to not be involved and fee waiver and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with
 Dr. Orhan Ertughrul
Phygital Immersive Ltd
May 17, 2023
Page 6
      each firm and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If either firm does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that each firm indicated that it no longer wanted to be involved with the transaction and forfeited its fees, if applicable, and that each firm refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management. Clarify whether each firm performed substantially all the work to earn its fees.
29. We note your response to prior comment 39 that you have not received "formal notice"
      from Barclays or Citigroup about ceasing involvement in the transaction, though both firms have verbally indicated to you that they no longer intend to be involved. Please disclose this aspect of your response. Please also reconcile with your current disclosures on pages 137 and 138 regarding certain provisions of Barclays's and Citigroup's engagement letters regarding surviving each firm's "resignation."
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Charles Eastman at 202-551-3794 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                             Sincerely,
FirstName LastNameDr. Orhan Ertughrul
                                                             Division of
Corporation Finance
Comapany NamePhygital Immersive Ltd
                                                             Office of
Manufacturing
May 17, 2023 Page 6
cc:       Elliott M. Smith
FirstName LastName